UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Aldila, Inc.
(Name of Subject Company (Issuer))

Aldila, Inc.
(Name of Filing Person (identifying status as offeror, issuer or other person))

Common Stock
(Title of Class of Securities)

014384200
(CUSIP Number of Class of Securities)

Scott Bier Aldila, Inc. 14145 Danielson St., Suite B Poway, CA 92064 (858) 513-1801	Peter J. Tennyson Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive, 17th Floor Costa Mesa, California 92626-1924 Telephone: (714) 668-6200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,500,000	$230.26

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 496,688 shares of Common Stock of Aldila, Inc., at the tender offer price of $15.10 per share.
**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2007, issued February 15, 2007 and the related SEC press release dated February 16, 2007 equals $30.70 per million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$230.26	Filing Party:	Aldila, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	August 24, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐           third-party tender offer subject to Rule 14d-1.
☒           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTION

    This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO relating to the offer by Aldila, Inc., a Delaware corporation (the “Company”), to purchase up to $7,500,000 in value of shares of its common stock, par value $0.01 per share, at a price per share not greater than $16.85 nor less than $15.10, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 24, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) which, together with any supplements and amendments thereto, collectively constitute the “Tender Offer.”

    The information in the Tender Offer, which was previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

AMENDMENT

The Offer to Purchase is hereby amended and supplemented as follows:

(1)  On the cover page to the Offer to Purchase, the following sentences will be added to the first paragraph:

“The actual number of shares to be purchased will be determined by the prices at which shares are tendered, because the maximum amount we will spend to purchase shares is $7,500,000.  Fewer than 496,688 shares will be purchased if the purchase price is higher than $15.10.”

(2)  In the fist paragraph on page 1 under the caption “Introduction”, the following sentences will be inserted after the second sentence:

“The actual number of shares to be purchased will be determined by the prices at which shares are tendered, because the maximum amount we will spend to purchase shares is $7,500,000.  Fewer than 496,688 shares will be purchased if the purchase price is higher than $15.10.”

(3)  In Section 10 of the Offer to Purchase, on the table of SEC filings incorporated by reference, under the category of “Current Reports on Form 8-K”, the “Period or Date Filed” list is replaced with the following:

“Filed on August 29, 2007, August 23, 2007, August 20, 2007, August 17, 2007, August 16, 2007, August 7, 2007 and August 1, 2007”

(4)  In Section 11 of the Offer to Purchase, note (3) to the table of director and executive beneficial ownership is replaced with the following:

“(3)
Based on a Form 4 filed August 17, 2007.  Mr. Riley directly or indirectly has sole voting and dispositive power over securities held by B. Riley & Co., Inc., and Riley Investment Management LLC, the general partner or Riley Investment Partners Master Fund, L.P. and the investment advisor to the managed account of an advisory client that is indirectly affiliated with Mr. Riley.  Through his relationship with these entities, Mr. Riley may be deemed to beneficially own a total of 206,951 shares of the Company’s Common Stock.”

(5)  In Section 11 of the Offer to Purchase, the following sentences will be inserted beneath note (1) to the table of Recent Securities Transactions:

“The Company reported on a Form 8-K filed August 29, 2007 (incorporated by reference into this Offer to Purchase) that the Company on August 27, 2007 approved Restricted Stock Awards to certain officers of the Company under the Company’s 1994 Stock Incentive Plan (as amended).  The Restricted Stock Awards will vest in three equal, annual installments on the anniversary of the grant date in 2008, 2009 and 2010, subject to the terms and conditions of a Restricted Stock Award Agreement.

The number of shares of the Company’s common stock awarded to each executive officer of the Company is listed below:
Executive Officer	Shares of Restricted Stock
Peter R. Mathewson, Chairman, President, CEO and Director	4,642
Robert J. Cierzan, Secretary and CFO	2,325
Michael J. Rossi, V.P. of Sales, Aldila Golf, Inc.	2,325

All of our directors and officers, including the above-listed officers who received Restricted Stock Awards on August 27, 2007, have advised us that they do not intend to tender their shares in the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2007	ALDILA, INC.

/s/ Robert J. Cierzan
Robert J. Cierzan Vice President, Secretary and Treasurer